Mail Stop 6010

June 23, 2008

G.G. Pique
President and Chief Executive Officer
Energy Recovery, Inc.
1908 Doolittle Drive
San Leandro, CA 94577

> **Re:** **Energy Recovery, Inc.**
> **Amendment No. 2 and Amendment No. 3 to Registration Statement**
> **on Form S-1**
> **Filed June 9, 2008 and June 18, 2008**
> **File No. 333-150007**

Dear Mr. Pique:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We depend on three vendors for our supply of ceramics …, page 11

1.   Please reconcile the disclosure on 11 that three suppliers accounted for 56% of your purchases for the three months ended March 31, 2007 and 56%, 59% and 47%, respectively for the years ended December 31, 2007, 2006 and 2005 with the percentages on page 39 and in the last paragraph of note 11 on page F-30.

Base Salary, page 61

2.   We note your response to prior comment 5. Please revise the last bullet on page 61 to clarify why the increase in salary was partly due to specific market research

involving Consolidated Water Co., Ltd, instead of other companies identified in the surveys on page 61.

Principal and Selling Stockholders, page 81

3.   We note that you have expanded this section to include several new selling stockholders. Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

- The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
- At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

4.   Please disclose the natural person or persons who have voting or investment power for the shares held by the entities on page 82, such as Special Situations Equity Fund Ltd.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Stephen J. Schrader
              Jenny C. Yeh